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For Immediate Release: Friday, December 1, 2000

SCHLUMBERGER ANNOUNCES CLOSURE OF TENDER OFFER FOR CONVERGENT GROUP AND COMPLETION OF MERGER

NEW YORK, December 1, 2000-Schlumberger Limited (NYSE:SLB) and Convergent Group Corporation (Convergent) (Nasdaq: CVGP) jointly announced today that Schlumberger Technology Corporation (Schlumberger) accepted for payment the 3,003,984 shares that had been tendered pursuant to the offer during the subsequent offering period which expired at 12:00 Midnight, New York City time on Thursday November 30, 2000. After giving effect to the additional shares tendered, Convergent Holding Corporation, a subsidiary of Schlumberger, beneficially owned approximately 97% of the outstanding Convergent shares. Schlumberger and Convergent also announced that, following the expiration of the subsequent offering period through a merger transaction, Convergent has now become a subsidiary of Convergent Holding Corporation, which will be owned approximately 70% by Schlumberger and 30% by Convergent management and one customer of Convergent. As a result of this merger, all remaining Convergent stockholders (other than Schlumberger) will have the right to receive the same $8.00 per share in cash paid in the tender offer.

Schlumberger Limited is a global leader in technical services spanning the oil and gas, utility, semiconductor testing, smart cards, and network and Internet solutions industries. Schlumberger revenue was $8.4 billion in 1999. Additional information is available from Realtime [www.slb.com], the Schlumberger corporate website.

FOR FURTHER INFORMATION, CONTACT:
SCHLUMBERGER LIMITED
Rex Ross
Vice President Communications
Phone: (212) 350-9432

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